CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Basic Earnings Per Share
Net income	$956,467	$676,653	$1,770,979	$1,450,559

Weighted average common shares	2,462,918	2,531,456	2,474,936	2,551,661
Basic Earnings Per Share	$0.39	$0.27	$0.72	$0.57

Diluted Earnings Per Share
Net income	$956,467	$676,653	$1,770,979	$1,450,559

Weighted average common shares	2,462,918	2,531,456	2,474,936	2,551,661
Weighted average effect of assumed stock options	322	3,565	64	3,788

Total	2,463,240	2,535,021	2,475,000	2,555,449

Diluted Earnings Per Share	$0.39	$0.27	$0.72	$0.57

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